ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
CENEX HARVEST STATES COOPERATIVES

     John Schmitz and Nanci L. Lilja, Executive Vice President and Assistant Secretary, respectively, of Cenex Harvest States Cooperatives, a cooperative association existing under Section 308A of Minnesota Statutes, as amended, hereby certify that:

     On April 9, 2003 the Board of Directors of Cenex Harvest States Cooperatives unanimously adopted resolutions (i) stating the full text of a proposed amendment to Article I, Section 1 of the Articles of Incorporation of this Association and (ii) calling a Special Meeting of Members, to be held on August 5, 2003 in the offices of the corporation, for the purpose of voting in person or by mail ballot on the proposed amendment.

     On June 10, 2003, Notices of the Special Meeting of Members and ballots were mailed to all members of this Association containing an exact copy of the resolution to be voted upon in person or by mail ballot at the Special Meeting of Members.

     At the Special Meeting of Members on August 5 2003, a quorum being present in person or represented by mail ballot, a majority of the members adopted a resolution amending Article I, Section 1 of the Articles of Incorporation of this Association to read as follows:

Article I, Section 1

“The name of this cooperative corporation shall be CHS Inc.”

Date: August 5, 2003

CENEX HARVEST STATES COOPERATIVES

By:	/s/ John Schmitz John Schmitz Executive Vice President

By:	/s/ Nanci L. Lilja Nanci L. Lilja Assistant Secretary

STATE OF MINNESOTA	)
	)	ss.
COUNTY OF DAKOTA	)

     The foregoing was acknowledged before me this 5th day of August, 2003 by John Schmitz and Nanci L. Lilja, the Executive Vice President & Chief Financial Officer and Assistant Secretary, respectively, of Cenex Harvest States Cooperatives, a cooperative association under the laws of the State of Minnesota, on behalf of the association.

/s/ Karen M. Hanson Notary Public